Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road, Beijing, China 100107 +86 (10) 8494-5799

May 9, 2018

Karl Hiller, Branch Chief

Joseph Klinko, Staff Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd.

SEC comment letter dated April 25, 2018 regarding Form 20-F for the Fiscal Year ended June 30, 2017 Filed September 28, 2017, File No. 001-34409

Dear Sirs:

On behalf of Recon Technology, Ltd. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the above-referenced letter.

Form 20-F for the Fiscal Year ended June 30, 2017

Note 7. Purchase Advances, Net, page F-14

1.	We note your response to prior comment one, concerning your accounting for purchase advances that were made to obtain equipment, materials, or other goods or representation of local partners in anticipation of obtaining contracts for an internet system project, a pipeline project, and a gas storage project, in order to meet the specific requirements of the counterparties in advance of obtaining the contracts. We understand that you planned to develop and sell specialized industrial automation control and information solutions as part of the project fulfillment process, but never obtained contracts for the projects.

We note that although you have historically reported purchase advances as a current asset, the impairment that you recognized during 2016 included advances that had been made as early as 2010. Given the nature of work that you envisioned, it is unclear why you would not follow the guidance for contractual arrangements referenced in FASB ASC 605-35-15-2 and 3, and the guidance for pre-contract costs in FASB ASC 605-35-25-39 and 41. This permits certain types of costs to be deferred, when incurred in anticipation of a contract, provided that recovery is considered probable.

If there is uncertainty concerning the determination or ultimate realization of contract costs deferred, you should disclose the amounts, the nature and status of principal items comprising the amounts, and the portion that is expected to be collected beyond one year to comply with FASB ASC 910-20-50-1. For prepayments made in anticipation of specific contracts that qualify for deferral and which are deferred as pre-contact costs, disclose your accounting policy pertaining to the deferrals and recoverability assessment, and the amounts involved to comply with FASB ASC 910-340-50-1.

The Company acknowledges the comments and concluded that the guidance for contractual arrangements referenced in FASB ASC 605-35-15-2 and 3, and the guidance for pre-contract costs in FASB ASC 605-35-25-39 and 41 is not applicable to the referenced projects.

Recognition of revenue for long-term contracts is governed by ASC 605-35 and ASC 910. The accounting for long-term construction contracts is complicated by the need to rely upon estimates of revenues, costs to be incurred, and progress toward completion. Contracts must meet the specified criteria that are set forth in ASC 605-35-25 and under the completed-contract method or percentage-of-completion method, full provision is to be made for losses on contracts in the period in which the loss becomes evident. The guidance of FASB ASC 605-35-15-2 applies to many scenarios, including the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services. Contracts covered by this subtopic are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications. By contrast, during our procurement process for the projects in question, no binding agreements were entered with the customers, no specifications were received from customers and no material or inventory were received from the suppliers. As a result, the Company does not believe such facts satisfy the contract accounting criteria contemplated by ASC 605-35-15-2. The provision the Company recognized during 2016, which included prepayments that were made as early as 2010, should not be recognized a deferred cost or loss of changed order because a construction-type or production-type contract never existed. Accordingly, ASC 910-20-50-1 and ASC 910-340-50-1 do not apply. Instead, the Company records revenue under ASC 605 and SAB Topic 13, which provide generally that it is appropriate to recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

As a general practice in the industry in China, the Company is required to make prepayments (advances to suppliers) to secure the materials to win the bids. If the Company does not win the bid, the suppliers either refund the prepayments or issue credits to the Company for future purchases, as negotiated by the Company after the progress of projects are cancelled or postponed by suppliers. When the prepayments were paid to its suppliers for Project A11, Project Pipeline and Project Hua Bei, the bidding processes were not initiated or started. The Company did not receive the inventory or materials from the suppliers. Since the Company did not enter any binding agreements with the customers and the advances made to the suppliers were refundable or creditable, the Company recorded payments made to the suppliers as prepayments in accordance with ASC 340 instead of pre-contract costs based on the nature of the accounts. Advances to suppliers on purchase commitments, materials prepayment, are carried at face value less, where applicable, a provision for anticipated non-payments. Considering the bids process are started within one year from the each balance date, the Company recorded the portion of prepayments applicable to operations in the next year as current assets.

As the bidding processes of the projects were not started as expected, the Company requested the suppliers to refund the prepayments paid to them or obtain credits for future purchases. Based on the management’s continuing efforts, approximately RMB 4.1 million of refund were received. At the end of June 2016, the Company did not expect additional refunds or credits to be obtained from the suppliers and recorded non-payment allowances accordingly.

Based on the foregoing, the Company has concluded that the guidance for contractual arrangements referenced in FASB ASC 605-35-15-2 and 3 and the guidance for pre-contract costs in FASB ASC 605-35-25-39 and 41 do not apply to the referenced projects. The Company recognizes that such treatment may change in the future, if the Company participates in long-term services or more complicated contracts and will also continue to assess the applicability of FASB ASC 606 as its projects develop.

2.	Please expand your disclosures to address the general requirements of FASB ASC 605-35-50, and FASB ASC 606-10-50, as applicable.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) (the “New Revenue Standard”) will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company acknowledges the comments and is currently evaluating the impact of this new standard of FASB ASC 606-10-50 on its consolidated financial statements and related disclosures and will expand disclosures to address the general requirement of FASB ASC 605-35-50 and FASB ASC 606-10-50 when they become effective for the Company in the first quarter of fiscal 2019. The Company expects its guidance metrics to change beginning at that time. The Company plans to disclose the impact of new revenue standard in its Form 20-F for fiscal year ended June 30, 2018. The Company plans to disclose the following in such annual report:

The following is a summary discussion of the expected impacts from the adoption of the updated Rule of ASU 2014-09. Please refer to Note 1 – Basis of Presentation and Summary of Significant Accounting Policies for additional information regarding the adoption of these standards.

ASU 2014-09 - Revenue: the Company would adopt this standard using the modified retrospective method of adoption, which the Company would apply the new guidance only to contracts that are not completed at the adoption date and would not adjust prior reporting periods.. The adoption of this standard is not expected to have a material impact for most of our revenues. Accordingly, the impact on comparability is likewise not expected to be material with the exception of certain revenues currently reported in Hardware and Software that will be reported in Service revenue in 2018. These revenues relate to certain onsite maintaining services performed in connection with the installation of equipment that are expected to be considered part of the equipment sale performance obligation in 2018. No other material impacts are expected in 2018.

Another change we will have upon adoption of the new revenue standard is with respect to deferred contract costs. The new revenue standard requires the incremental costs to obtain a contract, which for us is primarily sales commissions paid to sales people and agents, to be deferred and amortized over the term of the related contract. We do not expect the post-adoption policy of deferral and amortization of these costs to have a material impact on our future Consolidated Statements of Operations.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above response, please contact me.

Sincerely,

Recon Technology, Ltd.

By:	/s/ Jia Liu
Name:	Jia Liu
Its:	Chief Financial Officer

cc:	Anthony Basch, Partner, Kaufman & Canoles, P.C.

Joy Pan, Partner, Friedman LLP